Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT-Smart heed gov’t call to improve telco services, 2021 capex ‘between P88B-P92B’.

December 14, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT-Smart heed gov’t call to improve telco services, 2021 capex ‘between P88B-P92B’.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

December 14, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT-Smart heed gov’t call to improve telco services, 2021 capex ‘between P88B-P92B’.

Very truly yours,

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 As of April 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	December 14, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.Item 9 – Other Events

Attached hereto is a press release entitled “PLDT-Smart heed gov’t call to improve telco services, 2021 capex ‘between P88B-P92B’.

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PLDT Inc.

By:

/s/Florentino D. Mabasa, Jr.___

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

PLDT-Smart heed gov't call to improve telco services,

2021 capex ‘between P88B-P92B’

   Manila, Philippines, 11th December 2020 - The country's largest integrated telco PLDT Inc. (PSE: TEL) (NYSE: PHI) and its wireless arm Smart Communications, Inc. (Smart) are heeding the government's call to elevate the country's telecommunications industry and deliver world-class services.

"We support the call of the President to improve our services, and we have spent around Php260 billion in the last five years investing in our infrastructure. We invested Php73 billion last year, and we are ending this year with approximately the same level of capex spend. Our capex commitment next year is at a level that will be 20-25% higher than this year’s capex, focused on expanding our fiber footprint and our wireless coverage," said PLDT Chief Revenue Officer and Smart Communications President and CEO Alfredo S. Panlilio, adding that, "With the surge in demand for data, we are prepared to invest between Php 88 billion and Php 92 billion next year to meet the requirements of all our mobile and fixed line customers. Providing good customer experience remains to be our 'North Star', as we aim to elevate PLDT and Smart to the level of global operators."

"We want to benchmark ourselves, not just with local competition, but with our neighboring countries like Thailand and Vietnam, as we would want our network performance to ultimately be at par with global companies," Panlilio said. "This is our aspiration, to really bring that level of service to the Filipino people."

In a special press briefing on the state of the telecommunications industry in the country conducted by Presidential Spokesperson Secretary Harry Roque Jr., National Telecommunications Commission (NTC) Commissioner Gamaliel Cordoba said that President Duterte’s political will to see improvement in the country’s telecoms industry evidently resulted in some improvement in telecoms companies’ services.

Commissioner Cordoba reported that from July to November 2020, the average number of construction permits per month issued to Smart almost doubled, compared to the previous year's monthly average. According to the NTC, with the increase in issuance of construction permits, telcos were able to build more telecoms towers.

Since the Anti-Red Tape Authority issued its Joint Memorandum Circular in August, Smart has secured more than 1,600 wireless permits. To date, Smart has over 10,000 sites across the country, including more than 700 new cell sites fired up by the end of 2020 despite mobility restrictions and supply chain challenges due to COVID-19. These additional permits will help Smart increase its LTE population coverage, cover more municipalities and provide more capacity for dense areas.

PLDT's fiber infrastructure, the most extensive in the country, is now at more than 422,000 kilometers. This fiber infrastructure supports Smart's 5G, 4G, 3G and 2G networks, which cover 96% of the population and are present in 95% of cities and municipalities. As of November, Smart has also increased the number of its base stations to over 58,000, increasing the number of base stations by 20% compared to end-2019. Smart has also rolled out additional 5G sites as it accelerates its 5G commercial services nationwide.

On the part of the Palace, Sec. Roque said that the government acknowledges the improvements that the telcos have done for the telecoms industry. “I think we are one in recognizing we need to be world-class... Let us know what you need from government dahil ang importante po mabigyan ng world-class service ang sambayanang Pilipino,” Roque said.

[END]

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business segments – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:  PHI).  PLDT has the largest market capitalization in the Philippines.

For further information, please contact:

Anabelle L. Chua	Melissa V. Vergel de Dios	Cathy Yap-Yang
Tel No.: 8816-8213	Tel No.: 8816-8024	Tel No. 8511-3101
Fax No.: 8844-9099	Fax No.: 8810-7138	Fax No. 8893-5174

or visit our website:  www.pldt.com.ph.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Florentino D. Mabasa, Jr.
Name	:	FLORENTINO D. MABASA, JR.
Title	:	Assistant Corporate Secretary

Date:  December 14, 2020